Exhibit 15.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-111310) of Elron Electronic Industries of our report dated March 24, 2003, with respect to the consolidated financial statements of Elbit Systems Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2004.

Haifa, Israel July 12, 2005	/s/ Luboshitz Kasierer An affiliate member of Ernst & Young International